LAW OFFICE OF
DAVID J. LEVENSON
7947 Turncrest Drive
Potomac, Maryland  20854

Admitted: MC, DC and VA (Not Admitted: MD)	301-299-8092 Fax: 301-299-8093

June 27, 2005

Elaine Wolff, Branch Chief
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 0409
Washington, D.C. 20549

Re:	The Amacore Group, Inc.
formerly Eye Care International, Inc.)
Registration Statement on Form SB-2/A,
filed February 10, 2005
Registration No. 333-121308

Dear Ms. Wolff:

On behalf of the registrant, we respectfully submit Amendment No. 2 to its registration statement on Form SB-2. In this letter, we respond to your comment letter dated February 25, 2005 to Clark A. Marcus, President and Chief Executive Officer of the registrant; the responses are numbered to correspond to the numbered comments in your letter.

1. No private equity line shares are covered by the prospectus.

2. The “Risk Factor” reference is in bold type.

3. Please refer to the third paragraph under “Risks Relating to Our Business.”

4. Please refer to the fourth paragraph under “Risks Relating to Our Business.”

5. Please refer to the second paragraph under “Risks Relating to the Offering.”

6. Please refer to the fifth paragraph under “Risks Relating to the Offering.”

7. Please refer to the fifth paragraph under “Risks Relating to the Offering.”

8. Please refer to the third paragraph under “Risks Relating to the Offering.”

9. Please refer to the fourth paragraph under “Risks Relating to the Offering.”.

10. Please refer to the “Introductory Overview.”

11. Please refer to the first paragraph after the table of “Selling, General and Administrative Expenses (SG&A)” for 2003 and 2004.

12. The interim periods now are March 31, 2004 and 2005.

13. The loans were made at various times from 1997 to 2002.

14. The discussion has been reorganized to avoid the confusion.

15. Please refer to “Other Income/(Expense).”

16. Please refer to the last paragraph under “Liquidity and Capital Resources” for the interim periods.

17. The statement has been deleted.

18. Please refer to the seventh paragraph after the table of “Liquidity and Capital Resources” for 2003 and 2004.

19. In reference to the first item, we have been in the discount vision business for more than ten years and as of this date we are not aware of any other discount vision network with more provider locations than ours.  With respect to the remaining comments, hard copies are being sent to you.

20. A column and explanatory footnote have been added to the table under “Executive Compensation.”

21. The information about stock options has been updated to December 31, 2004.

22. The financial information has been updated to March 31, 2005.

23.  The financials for the year 2004 have been revised to reflect the expensing of the acquisition.

24. See response to item 23.

25. Consulting expenses have been included with operating expenses.

26. Forgiveness of indebtedness has been accounted for as a capital contribution.

27. The stock split has been reflected in the opening equity balances.

28. The registrant issued the shares listed without compliance with the registration requirements of the Securities Act of 1933 in reliance upon the exemptions afforded by: (1) Section 4(2) and/or Rules 505 or 506 for employees and consultants, who were limited in number in the separate transactions as well as in the aggregate; and (2) Section 3(a)(9) for those who converted promissory notes.

29. The legal opinion has been revised.

Marked, as well as unmarked copies of the amendment being filed electronically, are being furnished to the staff to facilitate the expeditious review of the amendment.

The registrant and its officers and directors with knowledge of their respective responsibilities under the Securities Act of 1933, desire to request acceleration of the effective date at the earliest possible date and, after allowing time for review of the amendment and consulting with the staff by telephone, will request acceleration by a letter at least two business days in advance of the effective date to be requested.

Thank you for your attention and cooperation. If any additional information is desired or if there is any question, please do not hesitate to contact Mr. Marcus or me, in writing or by telephone

Sincerely, /s/ David J. Levenson David J. Levenson

cc: Clark A. Marcus, President
      James L. Koenig, Acting
          Chief Financial Officer